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                                                                     EXHIBIT 3.2

                          AMENDMENT NUMBER I TO SENTEX
                        SENSING TECHNOLOGY, INC.'S BYLAWS



Section 8 of the Sentex Bylaws is hereby amended in its entirety to read as follows:

"The number of directors shall not be less than one nor more than ten as may be determined from time to time by resolution of the board. Unless otherwise provided in the Certificate of Incorporation, any vacancy in the board, including a vacancy caused by an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, even though by less than a quorum of the board, or by a sole remaining director."